Exhibit 21.1

Subsidiaries of Akari Therapeutics, Plc

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation
Celsus Therapeutics Inc.	Delaware
Morria Biopharma Ltd.	Israel
Volution Immuno Pharmaceuticals SA	Switzerland
Akari Malta Limited	Malta
Peak Bio Inc.	Delaware
Peak Bio Co., Ltd.	Republic of Korea
Ignyte Korea Co., Ltd.	Republic of Korea
Peak Bio CA, Inc.	California